UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934


RETALIX LTD
(Name of Issuer)


Ordinary Shares, nominal value NIS 1.00 per share
(Title of Class of Securities)


M8215W109
(CUSIP Number)


Joshua M. Schwartz
Flatbush Watermill, LLC
1325 Avenue of the Americas 27th Floor
New York, NY 10019
(212) 763-8483

With a copy to:

Matthew J. Day, Esq.
380 Lexington Avenue, Suite 1700
New York, NY  10168
(212) 673-0484
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Schedule 13D/A
CUSIP No. M8215W109

1.  Name of Reporting Person.
	Joshua Schwartz

2.  Check the Appropriate Box if a Member of a Group.
	(a) [X]
	(b) [  ]

3.  SEC Use Only.

4.  Source of Funds.
	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
	[ ]
6.  Citizenship or Place of Organization. State of Delaware



   Number of Shares Beneficially Owned byEach Reporting Person With:


7.  Sole Voting Power. -0-





8.  Shared Voting Power. 1,537,302





9.  Sole Dispositive Power. -0-





10.  Shared Dispositive Power. 1,537,302



11.  Aggregate Amount Beneficially Owned by Each Reporting Person.
	1,537,302

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	[  ]
13.  Percent of Class Represented by Amount in Row (11)
	6.36%
14.  Type of Reporting Person.
	IN




Schedule 13D
CUSIP No. M8215W109

1.  Name of Reporting Person.
	Flatbush Watermill, LLC

2.  Check the Appropriate Box if a Member of a Group.
	(a) [X]
	(b) [  ]

3.  SEC Use Only.

4.  Source of Funds.
	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
	[  ]
6.  Citizenship or Place of Organization. State of Delaware



   Number of Shares Beneficially Owned by Each Reporting Person With:


7.  Sole Voting Power. -0-





8.  Shared Voting Power. 1,537,302





9.  Sole Dispositive Power. -0-





10.  Shared Dispositive Power. 1,537,302



11.  Aggregate Amount Beneficially Owned by Each Reporting Person.
	1,537,302

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	[  ]
13.  Percent of Class Represented by Amount in Row (11)
	6.36%
14.  Type of Reporting Person.
	OO




Schedule 13D/A
CUSIP No. M8215W109

1.  Name of Reporting Person.
	Flatbush Watermill Management, LLC

2.  Check the Appropriate Box if a Member of a Group.
	(a) [X]
	(b) [  ]

3.  SEC Use Only.

4.  Source of Funds.
	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
	[  ]
6.  Citizenship or Place of Organization. State of Delaware



   Number of Shares Beneficially Owned by Each Reporting Person With:


7.  Sole Voting Power. -0-





8.  Shared Voting Power. 1,537,302





9.  Sole Dispositive Power. -0-





10.  Shared Dispositive Power. 1,537,302



11.  Aggregate Amount Beneficially Owned by Each Reporting Person.
	1,537,302

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	[  ]
13.  Percent of Class Represented by Amount in Row (11)
	6.36%
14.  Type of Reporting Person.
	OO




Schedule 13D/A
CUSIP No. M8215W109

1.  Name of Reporting Person.
	FW2, LP

2.  Check the Appropriate Box if a Member of a Group.
	(a) [X]
	(b) [  ]

3.  SEC Use Only.

4.  Source of Funds.
	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
	[  ]
6.  Citizenship or Place of Organization. State of Delaware



   Number of Shares Beneficially Owned by Each Reporting Person With:


7.  Sole Voting Power. -0-





8.  Shared Voting Power. 179,561





9.  Sole Dispositive Power. -0-





10.  Shared Dispositive Power. 179,561



11.  Aggregate Amount Beneficially Owned by Each Reporting Person.
	179,561

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	[  ]
13.  Percent of Class Represented by Amount in Row (11).
	Less than 1%
14.  Type of Reporting Person.
	PN




Schedule 13D/A
CUSIP No. M8215W109

1. Name of Reporting Person.
	FW3, LP

2. Check the Appropriate Box if a Member of a Group.
	(a) [X]
	(b) [  ]

3. SEC Use Only.

4. Source of Funds.
	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
	[  ]
6. Citizenship or Place of Organization. State of Delaware



   Number of Shares Beneficially Owned by Each Reporting Person With:


7. Sole Voting Power. -0-





8. Shared Voting Power. 1,357,741





9. Sole Dispositive Power. -0-





10. Shared Dispositive Power. 1,357,741



11. Aggregate Amount Beneficially Owned by Each Reporting Person.
	1,357,741

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	[  ]
13. Percent of Class Represented by Amount in Row (11).
	5.6%
14. Type of Reporting Person.
	PN




ITEM 1. SECURITY AND ISSUER

This Statement of Beneficial Ownership on Schedule 13D
(this Statement) relates to relates to the Ordinary
Shares, nominal value NIS 1.00 per share (Ordinary Shares) of Retalix, Ltd., a company formed under the laws of Israel (Issuer). The principal executive offices of the Issuer are located at 10 Zarhin Street,Ra anana 43000, Israel.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(f).  This Statement is filed by FW2, LP (FW2), FW3, LP
(FW3), Flatbush Watermill, LLC (Flatbush Watermill),
Flatbush Watermill Management, LLC (Flatbush Watermill
Management) and Joshua Schwartz. Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons.

Each of FW2 and FW3 is a limited partnership organized under the laws of the State Delaware. The principal business of each of FW2 and FW3 is to seek to make investments with the goal of long-term value creation.

Flatbush Watermill, a limited liability company organized under the laws of the State of Delaware, is the general partner of FW2 and FW3. Flatbush Watermill Management, a limited liability company organized under the laws of the State of Delaware, is the investment manager of FW2 and FW3. Joshua Schwartz is a citizen of the United States whose principal occupation is serving as the Managing Member of each of Flatbush Watermill and Flatbush Watermill Management.
Flatbush Watermill Management has the power to dispose and vote the securities held by each of FW2 and FW3. Accordingly, each of Flatbush Watermill, Flatbush Watermill Management and
Mr. Schwartz may be deemed to beneficially own the shares owned by each of FW2 and FW3.

The business address for each reporting person is 1325 Avenue of the Americas 27th Floor, New York, NY 10019

During the last five years, no reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any reporting person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such reporting person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 179,561 Ordinary Shares held by FW2 was $2,300,147.69 (including brokerage fees and expenses).
All Ordinary Shares beneficially held by FW2 were paid for using its working capital.

The aggregate purchase price of the 1,357,741 Ordinary Shares held by FW3 was $17,689,521.75 (including brokerage fees and expenses). All Ordinary Shares beneficially held by FW3 were paid for using its working capital.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(j). The Reporting Persons have acquired Ordinary Shares of Retalix, Ltd. with the belief that the Issuer is strategically well positioned to deliver innovative products and related services primarily to the retail industry. The Reporting Persons further believe that relatively recent changes in its structure and focus, position the Issuer to takebetter advantage of a strong competitive position built over the previous twodecades. The Reporting Persons further believe that over time, they might beable to contribute valuable ideas and insight to management that could contribute to long-term value creation. Accordingly, the Reporting Personsmay communicate with other shareholders and management of the Issuer aboutmaximizing the value of the Ordinary Shares.

Except as set forth herein, the Ordinary Shares have been acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.
The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional Ordinary Shares, dispose all or some of the Ordinary Shares from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Ordinary Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.
Over time, the Reporting Persons may engage in hedging or similar transactions with respect to the Ordinary Shares.


Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relateor results in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of March 14, 2011, the aggregate number of Ordinary Shares and percentage of the outstanding Ordinary Shares of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:




Reporting     Aggregate    Number 	Number 	   Approximate
Person	      Number       of           of 	   Percentage*
	      of Shares	   Shares:      Shares:
			   Sole 	Shared
			   Power 	Power to
			   to Vote      Vote or
			   or 	        Dispose
			   Dispose


Mr. Schwartz  1,537,302	   0	        1,537,302   6.36%
(1)(2)(3)



Flatbush
Watermill     1,537,302	   0	        1,537,302   6.36%
(1)(2)(3)



Flatbush      1,537,302	   0	        1,537,302   6.36%
Watermill
Management
(1)(2)(3)



FW2 (1)(2)    179,561	   0	        179,561	     **




FW3 (1)(3)    1,357,741	   0	        1,357,741    5.62%




*Based on 24,160,075 Ordinary Shares outstanding as of April 14,
 2011, as disclosed in the Issuer's Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on March 2, 2011.
**  Less than one percent.


(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 179,561 Ordinary Shares owned by FW2.
(3) Each of Mr. Schwartz, Flatbush Watermill and Flatbush
Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,357,741 Ordinary Shares owned by FW3.


(c) The table below lists all the transactions in the Issuer's Common Stock since the most recent filing of this Schedule 13D by the Reporting Persons. All such transactions were made by RIC and RI in a public offering by the Issuer.

Transactions in Ordinary Shares Effected During the Past Sixty Days





 	Date of
Party	Purchase/Sale	#Shares		Buy/Sell    Price/Share




FW2	3/14/2011	500 		BUY 	    $13.85
FW2	3/15/2011	4,500 		BUY 	    $14.01
FW2	4/12/2011	5,000 		BUY 	    $14.48
FW2	5/5/2011	4,561 		BUY 	    $14.30
FW3	3/14/2011	3,193	 	BUY 	    $13.82
FW3	3/15/2011	125,977 	BUY 	    $14.00
FW3	3/24/2011	38,978 		BUY 	    $14.46
FW3	4/5/2011	3,000 		BUY 	    $14.24
FW3	4/6/2011	7,927 		BUY 	    $14.46
FW3	4/7/2011	21,072 		BUY 	    $14.40
FW3	4/11/2011	12,408 		BUY 	    $14.39
FW3	4/12/2011	24,893 		BUY 	    $14.47
FW3	4/20/2011	4,714 		BUY 	    $14.54
FW3	5/3/2011	1,618 		BUY 	    $14.41
FW3	5/4/2011	8,235 		BUY 	    $14.39

(d)	No Person other than the Reporting Persons is known to have
the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of May 5, 2011 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.The Joint Filing Agreement is filed herewith as
Exhibit 1 and incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

 The following documents are filed herewith:

1. Joint Filing Agreement dated as of May 5, 2011 by and among FW2, LP, FW3, LP, Flatbush Watermill, LLC, Flatbush Watermill Management, LLC and Joshua Schwartz.



SIGNATURE


After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.





Date:
May 5, 2011













/s/ Joshua Schwartz









Joshua Schwartz








Flatbush Watermill, LLC

Flatbush Watermill Management, LLC





By:
/s/ Joshua Schwartz

By:
/s/ Joshua Schwartz






Name: Joshua Schwartz


Name: Joshua Schwartz

Title: Managing Member


Title: Managing Member





FW2, L.P.

FW3, L.P.










By:
Flatbush Watermill, LLC

By:
Flatbush Watermill, LLC






Its General Partner


Its General Partner










By:
/s/ Joshua Schwartz

By:
/s/ Joshua Schwartz






Name: Joshua Schwartz


Name: Joshua Schwartz

Title: Managing Member


Title: Managing Member








Exhibit 1
 Joint Filing Agreement
The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D/A filed herewith, and any amendments hereto, relating to the Ordinary Shares, nominal value NIS 1.00 per share of Retalix, Ltd., with the Securities and Exchange Commission pursuant to Rule 13d-1(k).










/s/ Joshua Schwartz









Joshua Schwartz








Flatbush Watermill, LLC

Flatbush Watermill Management, LLC





By:
/s/ Joshua Schwartz

By:
/s/ Joshua Schwartz






Name: Joshua Schwartz


Name: Joshua Schwartz

Title: Managing Member


Title: Managing Member





FW2, L.P.

FW3, L.P.










By:
Flatbush Watermill, LLC

By:
Flatbush Watermill, LLC






Its General Partner


Its General Partner










By:
/s/ Joshua Schwartz

By:
/s/ Joshua Schwartz






Name: Joshua Schwartz


Name: Joshua Schwartz

Title: Managing Member


Title: Managing Member







Schedule 13D/A
CUSIP No. M8215W109

Page 12 of 12